Exhibit 1.01

CONFLICT MINERALS REPORT
Year Ended December 31, 2015

Section 1: Introduction

This Conflict Minerals Report (the “Report”) covers the period of January 1, 2015 through December 31, 2015 in compliance with Rule 13p-1 (the “Conflict Minerals Rule”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Under the Dodd-Frank Wall Street Reform Act (the “Dodd-Frank Act”), the Securities and Exchange Commission (the “SEC”) issued the Conflict Minerals Rule to require certain companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by those companies. Under the Dodd-Frank Act, those minerals include tin, tungsten, tantalum, or gold (together, such minerals are referred to as “3TG”). Congress enacted the Conflict Minerals Rule due to concerns that the exploitation and trade of conflict minerals by armed groups is helping to finance conflict in the Democratic Republic of Congo (“DRC”) region. The Conflict Minerals Rule focuses on 3TG emanating from the DRC and nine adjoining countries (together, the “DRC Covered Countries”).

Under the Conflict Minerals Rule adopted by the SEC, companies (including Lear) are required to publicly disclose their use of conflict minerals, including through filing a “conflict minerals report” as an exhibit to Form SD, the form created for conflict minerals disclosure.

Company and Product Overview

Lear Corporation (“Lear” or the “Company”) is a leading Tier 1 supplier to the global automotive industry.  Our business spans all major automotive markets, and we supply seating and electrical distribution systems and related components to virtually every major automotive manufacturer in the world. As of December 31, 2015, we have manufacturing, engineering and administrative capabilities in 36 countries with 240 locations and are continuing to grow our business in all automotive producing regions of the world.

Lear is a recognized global leader in complete automotive seat systems and key individual seat component parts.  Our seating business consists of the design, development, engineering, just-in-time assembly and delivery of complete seat systems, as well as the design, development, engineering and manufacture of all major seat components, including seat structures and mechanisms, seat covers and surface materials such as fabric and leather, seat foam and headrests. We are one of only two independent seat suppliers with global scale and the capability to design, develop, engineer, manufacture and deliver complete seat systems and components in every major automotive producing region in the world.

Our electrical business consists of the design, development, engineering and manufacture of complete electrical distribution systems that route electrical signals and manage electrical power within a vehicle.  Key components in the electrical distribution system include wiring harnesses, terminals and connectors, junction

Exhibit 1.01

boxes and high power components for hybrid and electric vehicles. We also design, develop, engineer and manufacture sophisticated electronic control modules that facilitate signal, data and power management within the vehicle. We have added capabilities in wireless communication modules that process various signals to, from and within the vehicle, including cellular, Wi-Fi and GPS. We are one of only four suppliers with complete electrical distribution system and component capabilities in every major automotive producing region in the world.

Our products are more fully described in our Annual Report, which can be accessed at: http://www.lear.com/.

Lear is a “downstream” company and is part of a complex supply chain, with several layers of manufacturers before reaching the smelters and refiners that may process 3TG that may ultimately be used in the products manufactured by Lear.

Lear does not have a direct business relationship with any smelters or refiners that process 3TG; rather, Lear procures materials from a global and complex supply chain. As discussed later in this report, Lear requires the suppliers in its supply chain to comply with Lear’s conflict minerals reporting requests, engage in due diligence of their respective supply chains, and provide information regarding the origin of and facilities used to process the 3TG contained in the materials supplied to Lear.

Section 2: Due Diligence Framework

The final Conflict Minerals Rule adopted by the SEC requires that an issuer of the report to undertake a due diligence process and such due diligence follow a nationally or internationally recognized due diligence framework. Lear designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework established by the Organisation for Economic Co-operation and Development (“OECD”), the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), which satisfies the Conflict Minerals Rule requirements regarding due diligence. Because Lear’s products, like those of many of our peers in the automotive industry, contain 3TG minerals, Lear also undertook to conduct a “Reasonable Country of Origin Inquiry” (“RCOI”) regarding the origin of the 3TG minerals used in its products. The following provides a description of Lear’s due diligence process:

2.1 Strong Management System

A.	Conflict Minerals Sourcing Policy

•	Lear developed and adopted a “Conflict Minerals Sourcing Policy” that is published on Lear’s public website at: http://www.lear.com/ and is contained in Attachment A to this report.

◦	The policy states that Lear will comply with the disclosure and reporting requirements of the Conflict Minerals Rule of the Dodd-Frank Act, as well as the rules of the SEC promulgated under such Act.

Exhibit 1.01

◦
The policy also states Lear requires legal and ethical sourcing of materials in our supply chain and, as part of our Conflict Minerals Sourcing Policy, imposes an obligation on Lear’s suppliers to engage in due diligence of their respective supply chains to understand and report the content of the parts such suppliers provide to Lear.

B.	Internal Management Structure

•	Cross Functional Team

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A “Cross Functional Team” was appointed to support the supply chain due diligence undertaken by Lear. Representatives from Lear’s Purchasing, Engineering, Finance, Corporate Compliance, Information Technology, Environmental, Health and Safety, Philippine Engineering and Technology Center and Legal departments serve on the team.

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The purpose of the Cross Functional Team is to ensure availability of resources necessary to support Lear’s supply chain due diligence process. The team monitors the execution and effectiveness of Lear’s due diligence process and collaborates to develop improvements to such process.

•	Report Findings to Designated Senior Management and Board of Directors

◦
Lear’s designated members of the Company’s Senior Management and the Company’s Board of Directors are provided an update relating to conflict minerals activities by the Environmental Health and Safety Department, upon request.

C.	Controls and Transparency Over the Mineral Supply Chain

•	Industry Driven Programs

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The OECD Guidance encourage participation in industry-driven programs to establish an industry-wide system of controls and transparency over the mineral supply chain including either a chain of custody or a traceability system. As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Area, the internationally recognized standard on which our company’s system is based, we support an industry initiative that validates smelters’ or refiners’ (“SORs”) due diligence activities. The industry initiative is the Conflict-Free Sourcing Initiative® (CFSI®) of Electronic Industry Citizenship Coalition (EICC®) and the Global e-Sustainability Initiative (GeSi®). Lear is recognized in CFSI under company member code “LEAR”.

◦	CFSI validates SORs due diligence activities through their Conflict-Free Smelter Program (“CFSP”). The CFSP uses an independent third-party audit to identify

Exhibit 1.01

smelters and refiners that have systems in place to assure sourcing of conflict-free materials. Companies can then use this information to assess and make informed choices in their supply chains. This audit standard was developed according to global standards including the OECD Guidance and Dodd-Frank Act.

◦
Lear participates in the Automotive Industry Action Group (“AIAG”), an automotive industry group whose members include original equipment manufacturers (“OEM”) and “Tier 1” suppliers. Lear participates in the AIAG Conflict Minerals Work Group (“CMWG”) which was established to prepare suppliers for reporting that will enable compliance with provisions of the Conflict Minerals Rule. Lear participates in AIAG’s Smelter Engagement Team (“SET”), Training and Education, and Due Diligence sub groups of the CMWG, which create or support specific initiative to develop tools and resources to assist companies and their supply chain in the reporting processes. Lear also participates in CFSI’s Smelter Engagement Team (“SET”), an initiative of the CFSI. The SET teams conduct research and outreach encouraging SORs to participate in the CFSI which supports the validation of SORs as conflict free. Validation through the CFSI evaluates chain of custody and/or traceability of the minerals from the mine to the SORs. This is the primary methodology for downstream suppliers (such as Lear) to have influence on the upstream supply base (such as the smelters and refiners).

D.	Company Engagement With Suppliers

•	Lear has established an online supplier portal to strengthen Lear’s engagement with its suppliers.

◦	The supplier portal is available at Lear’s website at: http://www.lear.com/Site/Suppliers/.

◦
The “Suppliers” tab serves as a supplier information portal that provides the supply chain a unique opportunity to view and access important Lear information and updated web guides for suppliers. Web guides are referred to in the “Terms and Conditions” used by Lear when contracting with suppliers, and such web guides contain requirements not specifically identified in the Terms and Conditions. Web guides include a Global Requirements Manual for Suppliers and contain information for suppliers regarding the Conflict Minerals Rule. Also, under the “Suppliers” tab, additional conflict minerals related documents are provided (e.g., Lear’s conflict minerals sourcing policy, supplier expectations, and communication requests to the supplier).

◦	Suppliers are able to contact a Lear conflict minerals representative anytime via e-mail at: conflictminerals@lear.com.

Exhibit 1.01

E.	Grievance Mechanism

•	The conflictminerals@lear.com mailbox is a mechanism available for any interested party to communicate their concerns/grievances regarding Lear’s conflict minerals process.

◦	This mailbox is checked daily for communications from interested parties.

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In the event that a grievance is submitted, the established process is to review the contents of the grievance, discuss with appropriate Lear individuals to seek resolution and communicate back to the person submitting the grievance.

2.2 Identify and Assess Risk in Our Supply Chain

Lear engaged in a number of steps to identify which of its suppliers are known to have 3TG in their products and request that such suppliers complete a template to assist Lear in identifying and assessing risks in its supply chain.

A.	Identification of Suppliers and Point of Contact

•
Lear utilizes the International Material Data System (“IMDS”) to identify and assess risk of relevant suppliers that provide components to Lear, as an initial step. Lear communicates the conflict minerals reporting request by e-mail with its suppliers identified in the IMDS list known to have 3TG in their products.

The IMDS is a collective, computer-based material data system for automotive industry to manage environmental relevant aspects of the different parts in vehicles.

•	Suppliers are requested to identify the individual(s) responsible for providing conflict mineral information for their company.

•	Non-responsive suppliers received a request from Lear a minimum of three times.

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A listing of non-responsive suppliers is sent to Lear’s “Purchasing Commodity Managers” or delegates to assist in obtaining contact information. The Lear’s “Purchasing Commodity Managers” or delegates then obtain the necessary information from the respective suppliers.

•
Once contact names and e-mail addresses were obtained, RCOI is made using the EICC and GeSi template known as the CFSI’s Conflict Minerals Reporting Template (the “CMRT”), which is described in further detail below.

◦ A RCOI is an inquiry regarding the origin of conflict minerals that is designed to determine where the minerals used by Lear’s suppliers originated or if they are from recycled or scrap sources.

Exhibit 1.01

◦The CMRT was developed by EICC and GeSi as a standard reporting template for companies to use to facilitate disclosure and communication of information regarding SORs that provide material to a company’s supply chain. It includes questions regarding a company’s conflict mineral free policy, engagement with its direct suppliers and a listing of the SORs the company and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals included in suppliers’ products, as well as about the due diligence conducted by suppliers.

B.    Assessment of Risk

•	Lear considers the following risk elements in its due diligence process:

◦
Completeness of the submission of information by Lear’s suppliers, especially for those suppliers known to have 3TG in their components. The AIAG’s CM-3 Guide for Responding to the Conflict Minerals Reporting Templates (“CM-3 Guide”) and other available guidance across the industry is used to determine completeness of submission by analyzing the supplier’s answers to each question contained in the CMRT.

◦	Submission of SORs data and determination if SORs had been validated to be compliant with the CFSP of CFSI.

◦	Consistency and substantiation of information by cross-checking submissions with the IMDS data.

•	As questions arise regarding supplier submissions, Lear communicates by e-mail with the supplier for clarification and understanding.

2.3 Design and Implement a Strategy to Respond to Identified Risks

•	Lear’s conflict minerals due diligence is an on-going, and proactive process.
Lear’s strategy for identifying risks focused on the following:

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An assessment of all responses received from suppliers using the CM-3 Guide, the IMDS data information, and the CFSI’s smelter database information. Supplier responses are categorized as follows: (i) accepted (meaning the response satisfied the requirements and expectations set forth in the CMRT); (ii) inconsistent or incomplete (meaning the response contained inconsistent information when compared against known or existing IMDS data and clarification is required, or expected inputs are missing); and (iii) rejected (meaning the CMRT data is invalid or not presented in the required format). Categorizing a response is prompted by the completeness or quality of the answer and cross-checks undertaken by Lear. Suppliers are notified by e-mail of the status of their CMRT responses and if

Exhibit 1.01

rejected, or if incomplete or inconsistent submissions, suppliers are asked to correct and resubmit.

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A listing of SORs information provided to Lear by its supply chain is compiled. The listing contains conflict free smelters and refiners as well as facilities that are not yet validated to be compliant with CFSP. As noted, Lear supports the CFSI and their independently verified list of conflict-free SORs through their CFSP.

2.4 Independent Third Party Audit of Supply Chain Due Diligence

•	As a downstream supplier, Lear does not have a direct relationship with 3TG smelters and refiners, and does not perform or direct audits of these entities within our supply chain.

2.5 Report on Supply Chain Due Diligence

Lear prepares this Report and the associated Form SD and makes such documents available online at: http://ir.lear.com/sec.cfm.

Section 3: Due Diligence Measures Undertaken

In accordance with the OECD Framework, Lear took the following measures for this reporting year to exercise due diligence on the source and chain of custody of conflict minerals as defined by Section 1502 of the Dodd-Frank Act.

•	Utilized the IMDS to identify and assess risk of relevant suppliers that provide components to Lear.

•
Communicated the conflict minerals reporting request by e-mail with suppliers identified in the IMDS list known to have 3TG in their products. In 2015, Lear communicated to more than 200 suppliers within Lear’s seating and electrical businesses based on Lear’s top spend amounts.

•	Adopted the CM-3 Guide to properly evaluate the CMRT declaration from suppliers

•	Determined completeness of the CMRT declaration from suppliers by analyzing the answers to each question contained in the CMRT, and considered the following risk elements:

◦	Accuracy of SORs data and determination if SORs had been validated to be compliant with the CFSP of CFSI.

◦	Consistency and substantiation of information by cross-checking submissions with the IMDS data.

•	Utilized smelter database tools and resources to compare the SORs identified in Lear’s supply chain in order to determine the status of such SORs.

•
Categorized supplier responses as follows: (i) accepted (meaning the response satisfied the requirements and expectations set forth in the CMRT); (ii) inconsistent or incomplete (meaning the response contained inconsistent information when compared against known or existing IMDS data and clarification is required, or expected inputs are missing); and (iii) rejected (meaning the CMRT data is invalid or not presented in the required format).. Categorizing a response is prompted by the completeness or quality of the answer and cross-checks undertaken by Lear.

Exhibit 1.01

•	Suppliers were notified by e-mail of the status of their CMRT responses and if their response is rejected, or if incomplete or inconsistent, suppliers were asked to correct and resubmit.

◦	As questions arose regarding supplier CMRT declaration, Lear communicated by e-mail and telephone with the supplier for clarification and understanding.

•	Lear participated on the AIAG CMWG and CFSI by attending periodic meetings in person and participating in conference calls.

•	Attended the Manufacturers Alliance for Productivity & Innovation (“MAPI”) Conflict Minerals Forum in 2015.

•	Financially supported the CFSP by membership to CFSI.

•
Compiled a listing of SORs information received from Lear supply chain and provided to CFSI. CFSI solicits supplier surveys to refresh the aggregated list of potential and actual SORs in CFSI member company supply chains. This information will be used to help identify SORs and aliases, cover as many smelters and refiners as possible and prioritize research and outreach throughout the reporting year.

•	Became a member of CFSI SET subgroup and contributed to outreach encouraging SORs to participate in the CFSP.

Section 4: Continuous Improvement Efforts to Mitigate Risk

As a result of our 2014 due diligence, Lear identified two continuous improvement efforts to improve the due diligence process and further mitigate risk for 2015 conflict mineral reporting:

•	Enhance and improve our RCOI and due diligence survey response rate by strengthening supplier engagement and education.

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Results: Lear saw a significant improvement in the 2015 supplier response rates in the categories identified as “All Suppliers” and “Suppliers Known To Have 3TG”. The improved response rate is attributed to Lear’s “Conflict Minerals Team” consistent interaction with supplier contacts.

•	Continue to participate in the AIAG and CFSI (as discussed in item C on page 3 of this report).

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Results: Lear participated on the AIAG CMWG by attending meetings in person and participating in conference calls. As a member of the CMWG, Lear provided input on the various topics and projects. Additionally during 2015, Lear became a member of CFSI SET and contributed to outreach encouraging SORs to participate in the CFSP.

During 2016, Lear’s continuous improvement efforts to mitigate risk will focus on:

•	Continued collaboration with AIAG, CFSI, and participation in cross-industry forums to ensure access to up-to-date smelter information, current events and legislation related to conflict minerals.

Exhibit 1.01

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Implementing improvements of relevant suppliers’ data analysis by leveraging software to facilitate identification of the status of suppliers’ SORs and utilizing the latest Smelter Database tool developed by CFSI.

•
Participation in both AIAG SET and CFSI SET to support research and outreach projects which encourage smelters and refiners to participate in the CFSI. Lear will also provide input to the Supplier Survey of CFSI. CFSI solicits supplier surveys to refresh the aggregated list of potential and actual SORs in CFSI member company supply chains. This information will be used to help identify SORs and aliases, cover as many smelters and refiners as possible and prioritize research and outreach throughout the reporting year.

Section 5: Forward-Looking Statements

This Report contains “forward-looking statements” about activities, events or developments that Lear intends, expects, projects, believes or anticipates will occur in the future. Forward-looking statements include all statements that do not relate solely to historical or current facts and can generally be identified by the use of future dates or words such as "may," "should," "could," “will,” "expects," "seeks to," "anticipates," "plans," "believes," "estimates," "intends," "predicts," "projects," "potential" or "continue" or the negative of such terms and other comparable terminology. Such statements are only our expectation of the outcome of future events. The outcome of the events described in these forward-looking statements is subject to substantial known and unknown risks, uncertainties and other factors that may cause results and developments to differ materially from those anticipated in our forward-looking statements. Lear’s Form 10-K and subsequent filings with the SEC discuss some of the factors that could contribute to these differences. You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Report. Lear expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in its expectations with regard thereto, or any other change in events, conditions or circumstances on which any statement is based.

Exhibit 1.01

Attachment A

CONFLICT MINERALS SOURCING POLICY

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the U. S. Securities and Exchange Commission (SEC) approved the final rule to impose disclosure and reporting requirements related to conflict minerals (tin, tungsten, tantalum, and gold). The rule requires U. S. publicly traded companies to disclose the presence of conflict minerals originating in the Democratic Republic of the Congo (DRC) or adjoining countries in the products they manufacture, if the conflict minerals are necessary to the functionality or production of such products.

As a supplier in the automotive and non-automotive industries, Lear uses a variety of materials in the products it manufactures. The supply chain for these materials is complex.

It is Lear’s policy to comply with the disclosure and reporting requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as all rules of the SEC promulgated under such Act. Lear requires legal and ethical sourcing of materials in our supply chain and, as part of our Conflict Minerals Sourcing Policy, Lear requires its suppliers to engage in due diligence of their supply chain to understand and report the content of their parts supplied to Lear.

By:	/s/ Matthew J. Simoncini

Title:	President and Chief Executive Officer